J.P. Morgan Exchange-Traded Fund Trust
270 Park Avenue
New York, New York 10017

VIA EDGAR

February 25, 2014

Vincent J. Di Stefano
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the "Trust");
File Nos. 333-191837; 811-22903
Registration Statement

Dear Mr. Di Stefano:

This letter is in response to the written comments provided in your letter dated November 20, 2014 with respect to the Trust and its initial series, JPMorgan Global Equity ETF Fund (the "Fund"). The Trust's responses to your comments are set forth below. To the extent described below, responses will be incorporated into Pre-Effective Amendment No. 1 to the Trust's Registration Statement which will be filed today.

Prospectus

Fund Summary

Objective

1. *Comment:* Please identify the Fund's target index.

   Response: We will identify the Fund's benchmark index, the FTSE Diversified Developed Factor Index (the "Index"), in the Fund's investment objective.

Fees and Expenses

2. *Comment:* Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement. Will the adviser be able to recoup expenses reimbursed or fees waived? If so, please describe in footnote 2 the terms of any such arrangement.

Response: The contract referenced in footnote 2 will be effective for at least 12 months after the effective date of the registration statement. The adviser will not be able to recoup any expenses reimbursed or fees waived.

Main Investment Strategies

3. *Comment:* Please provide a summary discussion of the methodology used to construct the Index. Please disclose the frequency with which the Fund's portfolio will be rebalanced; and provide a description of the composition of the Index as of a recent date. Also, please clarify whether the Index will consist solely of "global equity securities."

   Response: We will include a summary discussion of the Index's methodology. We will also disclose the frequency with which the Fund's portfolio will be rebalanced. The Index is a new index so we cannot provide a description of its composition as of a recent date. We will clarify that the Index will consist solely of "global equity securities."

4. *Comment:* Will the Fund invest in emerging market securities? If so, please provide appropriate strategy and risk disclosure.

   Response: The Fund has no current intention to invest in emerging market securities.

5. *Comment:* Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world."

   Response: The Fund will invest 80% of its assets in the Index. The holdings in the Index are selected from the constituents of the FTSE Developed Index which is comprised of large- and mid-cap equity securities in developed markets and the Index will be diversified across global regions and industries. The FTSE Developed Index is comprised of securities from approximately 25 countries, and we have disclosed a list of those countries in the "More about the Funds" section of the prospectus.

6. *Comment:* It appears from the disclosure that the Fund will invest in exchange-traded futures. Do the terms of the Trust's exemptive relief specifically permit it to invest in derivatives? Does the exemptive relief limit in any way the percentage of net assets that can be invested in derivatives?

   Response: We expect that the Trust's exemptive relief will specifically permit it to invest in derivatives, but limit such investments to 20% of the Fund's assets.

7. *Comment:* Will the Fund invest in any other types of derivatives as part of its principal strategy? If so, please identify specifically the derivatives in which the Fund will invest, how the Fund expects to use those derivatives, and the specific risks of those derivatives.

Response: The Fund does not currently intend to invest in any other types of derivatives as part of its principal strategy.

8. *Comment:* Please confirm that the Fund will use mark to market valuation of its derivatives positions for the purpose of complying with the 80% test of Rule 35d-1.

   Response: As discussed in response to comment 9 below, derivatives are not included in the 80% of the Fund's assets that are monitored to determine whether the Fund meets its name test (the "80% basket"). The derivatives in which the Fund currently intends to invest are, however, valued at a mark to market value when calculating the Fund's net assets for the purpose of the Fund's 80% test.

9. *Comment:* Please confirm that the exchange traded futures referenced in the pentultimate sentence of this section would have economic characteristics similar to the types of investments suggested by the Fund's name, or that they will not be included in the Fund's 80% basket.

   Response: The exchange traded futures referenced in the pentultimate sentence of this section will have economic characteristics similar to the types of investments suggested by the Fund's name; however, because the Fund will invest at least 80% of its total assets in securities included in the Index and when the Fund commences operations, the Index will not include derivatives, the futures will not be included in the Fund's 80% basket at this time.

10. *Comment:* Please revise the text of the last sentence of this section to state that the Fund *will* concentrate when the Underlying Index concentrates.

    Response: We respectfully decline to make the requested change. Because the Fund intends to meet its investment objective by "sampling" the Index instead of replicating it, we believe the Fund should have the flexibility to not concentrate when the Index concentrates.

Main Investment Risks

11. *Comment:* Disclosure elsewhere indicates the Index will be rebalanced monthly. Will the Fund have high portfolio turnover, e.g., greater than 100%? If so, please provide appropriate risk disclosure

    Response: It is not currently anticipated that the Fund will have high portfolio turnover. Therefore, we do not believe that additional disclosure is necessary.

12. *Comment:* Please include disclosure of the risks associated with investing in REITs and preferred stock.

    Response: We respectfully decline to make the requested change. While the Index will include both REITs and preferred stock, we do not think the amount of each is significant enough for the risks associated with investing in REITs and preferred stock to be main risks of the Fund such that they need to be disclosed in the Fund Summary.

Purchase and Sale of Fund Shares

13. *Comment:* How will the Fund determine whether to issue or redeem creation units in-kind or for cash?

    Response: We have clarified the disclosure to state that typically the Fund will issue and redeem creation units in return for a designated portfolio of securities and an amount of cash. We do not believe that the Fund Summary is the correct place to provide additional disclosure about when exceptions will be made since creation units wil only be created and redeemed by authorized participants. Consistent with the Form N-1A requirements relating to authorized participant activity, further disclosure is included in the Statement of Additional Information.

Additional Information about the Funds' Investment Strategies

14. *Comment:* Please provide here complete disclosure of the principal strategies summarized in the summary sections of the Fund's prospectus.

    Response: The requested disclosure will be added.

Disclosure of Portfolio Holdings

15. *Comment:* Does the Fund provide website disclosure of its procedures and policies with respect to disclosure of portfolio securities? If so, please provide appropriate disclosure in this section.

    Response: We do not anticipate website disclosure of its procedures and policies with respect to disclosure of portfolio securities.

Statement of Additional Information

16. *Comment:* Please revise the concentration policy to clarify that the Fund will not concentrate when the Index is not concentrated.

    Response: The requested change will be made.

As requested in your written comments, we are advising you that we have submitted an exemptive application (File No. 812-13760) to allow the Trust and the Fund to operate as described in the Registration Statement. On January 30, 2014, the Trust's exemptive application was noticed by the Staff (File No. IC-30898).

We hope that the Staff finds this letter responsive to the Staff's comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary